Mail Stop 4561

August 23, 2006

VIA USMAIL and FAX (505) 856-6043

Ms. Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111

> **Re:** **Falcon Ridge Development, Inc.**
> **Form 10-KSB for the year ended 12/31/2005**
> **Filed on 5/4/2006**
> **File No. 000-28759**

Dear Ms. Karen Y. Duran:

We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Summary of Significant Accounting Policies

Revenue Recognition on Sales of Real Estate, page F-8

1.   We note that you recognize revenue at the time the sale is closed and the title is
        transferred to the buyer. Please clarify to us that, as we assume, this is because
        you have no substantial continuing involvement with the property as defined in
        SFAS 66.

Real Estate Held for Sale, page F-8

2.   Please explain to us your impairment policy for real estate held for sale. SFAS 67,
        as amended, requires real estate projects under development and completed real
        estate projects to apply the provisions of SFAS 144. Under SFAS 144,
        recoverability is assessed depending on the expected use of an asset (held and
        used versus held for disposal or sale).

Note 7 – Shareholders' Deficit, pages F-13 – F-15

3.   We note the disclosure that you acquired 100% of the ownership of Spanish
        Trails, LLC ("STLLC") in exchange for the issuance of your common shares, and
        you recognized the assets and liabilities transferred at their carrying amounts.
        We also note the disclosure on page 10 and 14 that there was not a change of
        control of the Company as the owners of a majority of STLLC were the executive
        officers of the Company.   Please tell us how you considered the guidance in EITF
        02-5 and paragraphs D11 to D18 of SFAS 141 in determining the accounting
        treatment for this transaction.   In your response, please identify the ownership
        interest and management functions of the owners of STLLC in the Company and
        STLLC before the merger and their ownership interest and management functions
        after the merger in the combined entity. Also, include discussion of the ownership
        and voting structure of both companies.

4.   For your Series A and B convertible preferred shares issued on July 20, 2005 and
        April 15, 2006, respectively, please tell us how you accounted for the conversion
        feature and your basis in GAAP for this treatment.   Specifically tell us how you
        considered EITF 00-19 in determining whether your preferred stock contains
        embedded derivatives that you should separate from the host and account for at
        fair value under SFAS 133.   Your response should include information regarding
        the terms of the preferred stock agreements and how you analyzed them under

paragraphs 12 – 32 of EITF 00-19 as well as whether any of the terms would require net cash settlement.

Item 8A. Controls and Procedures, page 18

5.   We note that you performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures within the 90 days prior to the date of this report.   Such evaluation should be performed as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B as amended by Release No. 33-8238:   Management's Reports on Internal Control over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003.   Please, tell us how you complied with such requirements.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant